UBS

UBS AG Postfach 8098 Zürich Tel.+41-44-234 11 11 Corporate Center Group CFO Management Tom Naratil Tel.+41-44-234 24 07 Fax +41-44-234 21 00 tom.naratil@ubs.com www.ubs.com

Ms. Stephanie Ciboroski

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington DC 20549-1090

30 September 2013

UBS AG HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. §200.83

UBS AG

Form 20-F for the Fiscal Year Ended December 31, 2012

Filed March 14, 2013

Form 6-K filed April 30, 2013

Responses dated February 28, 2013 and April 29, 2013

File No. 001-15060

Dear Ms Ciboroski:

We respectfully submit the responses set forth below to the Comment Letter dated September 5, 2013 (the “Comment Letter” and individually or collectively “Comments”) from the Staff of the Securities and Exchange Commission relating to (a) Form 20-F for the Fiscal Year Ended December 31, 2012, filed March 14, 2013 (the “2012 Form 20-F”) and (b) Form 6-K filed April 30, 2013 (the “Q2 2013 Form 6-K”) of UBS AG (“UBS”). For your convenience, we have set out the text of each Comment contained in the Comment Letter, followed by our response.

Form 20-F for the Fiscal Year Ended December 31, 2012

General

Comment 1

Please tell us about any contacts with Syria, Sudan and Cuba since your letters to us dated February 18, 2011 and June 6, 2011. We note that Byblos Bank and Mashreq Bank list you as a correspondent bank and Byblos Bank has offices and branches in Syria and Sudan, and Mashreq Bank has offices and branches in Sudan. We note that your website lists the Caribbean as one of your markets, and Cuba is in the Caribbean. As you know, Syria Sudan and Cuba are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria, Sudan and Cuba, whether through subsidiaries, affiliates, customers, or other

UBS AG is a public company incorporated with limited liability in Switzerland domiciled in the Canton of Basel-City and the Canton of Zurich respectively registered at the Commercial Registry offices in those Cantons with Identification No: CH-270.3.004.646-4 and having respective head offices at Aeschenvorstadt 1, 4051 Basel and Bahnhofstrasse 45, 8001 Zurich, Switzerland and is authorised and regulated by the Financial Market Supervisory Authority in Switzerland. Registered in the United Kingdom as a foreign company with No: FC021146 and having a UK Establishment registered at Companies House, Cardiff, with No: BR 004507. The principal office of UK Establishment: 1 Finsbury Avenue, London EC2M 2PP. In the United Kingdom, UBS AG is authorised by the Prudential Regulation Authority and subject to regulation by the Financial Conduct Authority and limited regulation by the Prudential Regulation Authority. Details about the extent of our regulation by the Prudential Regulation Authority are available from us on request.

CONFIDENTIAL TREATMENT REQUESTED BY UBS AG	UBS AG

Form 20-F for the Fiscal Year Ended

December 31, 2012 Filed March 14, 2013

Form 6-K filed April 30, 2013

Responses dated February 28, 2013 & April 29, 2013

File No. 001-15060

30 September 2013

direct or indirect arrangements. Your response should describe any products or services you have provided to Syria, Sudan or Cuba directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of Syria, Sudan and Cuba or entities controlled by those governments.

*** CONFIDENTIAL TREATMENT REQUESTED UNDER RULE 83 ***

Comment 2

Please discuss the materiality of any contacts with Syria, Sudan or Cuba described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan and Cuba.

*** CONFIDENTIAL TREATMENT REQUESTED UNDER RULE 83 ***

CONFIDENTIAL TREATMENT REQUESTED BY UBS AG	UBS AG

Form 20-F for the Fiscal Year Ended

December 31, 2012 Filed March 14, 2013

Form 6-K filed April 30, 2013

Responses dated February 28, 2013 & April 29, 2013

File No. 001-15060

30 September 2013

*** CONFIDENTIAL TREATMENT REQUESTED UNDER RULE 83 ***

CONFIDENTIAL TREATMENT REQUESTED BY UBS AG	UBS AG

Form 20-F for the Fiscal Year Ended

December 31, 2012 Filed March 14, 2013

Form 6-K filed April 30, 2013

Responses dated February 28, 2013 & April 29, 2013

File No. 001-15060

30 September 2013

Risk management and control – Credit risk, page 136

Exposures to selected Eurozone countries, page 150

Comment 3

We note the response to comment 18 in your response letter dated February 28, 2013. As previously requested, please revise your disclosure in future filings to quantify the amount of indexed or tranched purchased credit derivatives included in your tabular disclosure.

The amount of Trading inventory Net long per issuer exposure included in the referenced tabular disclosure that arises from multi-name credit derivatives is insignificant in the context of the current total exposure. If this amount becomes material in future filings, we will revise our quantitative disclosure accordingly.

Notes to the consolidated financial statements

Note 23 – Provisions and contingent liabilities, page 375

Comment 4

We note the response to comment 5 in your response letter dated April 29, 2013. Please revise your disclosure in future filings to quantify the portion of your restructuring provisions related to onerous lease contracts versus the portion related to severance costs. Further, please consider disclosing personnel related provisions as a separate class from onerous lease provisions in future filings to the extent that the liabilities or changes in the liabilities become material.

Starting with our Q3 2013 Form 6-K, we will quantify the portion of the restructuring provision related to onerous lease contracts and the portion related to severance costs. To the extent that the liabilities or changes in the liabilities for these portions become material, we will consider disclosing them as separate classes in future filings.

b) Litigation, regulatory and similar matters, page 375

Comment 5

We note the response to comment 8 in your response letter dated February 28, 2013. We also understand from our conference call on April 4, 2013, that you are able to determine the expected timing of outflows of economic benefits in some circumstances. This fact should be disclosed along with the expected timing of any outflows of economic benefits for your litigation and regulatory matters provision class for which you are able to make such an estimate, as well as information regarding the amount of your provisions covered by such expected timing disclosure. Please provide us with your proposed disclosure, and tell us whether disaggregation of such disclosures by business division is practicable.

We are able to estimate the expected timing of outflows in limited circumstances, such as when we have entered into a settlement agreement and the related outflow is scheduled to occur on a later date or in installments on several dates. In the overwhelming majority of cases, as we have stated in the introduction to our litigation note and in response to previous SEC Comments, there are too many unknown factors to make such a determination. These include whether a matter will be settled, how long settlement negotiations would take to reach a conclusion, the timing and outcome of judicial decisions, the likelihood of appeal by UBS or by

CONFIDENTIAL TREATMENT REQUESTED BY UBS AG	UBS AG

Form 20-F for the Fiscal Year Ended

December 31, 2012 Filed March 14, 2013

Form 6-K filed April 30, 2013

Responses dated February 28, 2013 & April 29, 2013

File No. 001-15060

30 September 2013

plaintiffs and whether an appeal would have the effect of staying the enforcement of a judgment. By aggregating the expected outflows where we are able to estimate timing, in principle we could make a statement such as:

With respect to certain litigation, regulatory and similar matters as to which we have established provisions, we are able to estimate the expected timing of outflows. Of the aggregate amount of the expected outflows for which we are able to estimate expected timing, we estimate [approximately half/one-third/ …] to occur [over the next              months], and the remainder to occur [over the next              to              months].

We do not, however, believe such disclosure would be useful to investors, and there is an irreducible risk that it could be over-interpreted and misunderstood. Such outflows have not in the past been material in the context of our extremely high level of liquidity and with a Basel III liquidity coverage ratio of 114% and a management liquidity coverage ratio of 160% as of 30 June, 2013, we have substantial liquidity available to meet numerous outflows, including those related to contingent liabilities. We believe that it is neither meaningful nor helpful for investors to consider the immaterial effect of the timing of these outflows, as opposed to potentially important effects on profits or losses, capital ratios and (where applicable) reputation or business strategy. For this reason, we propose to provide the requested disclosure only where the amount of the expected outflows as to which timing is estimable may be material to our liquidity position. So long as we believe that the effect on our liquidity is clearly immaterial, we propose the following disclosure:

With respect to certain litigation, regulatory and similar matters as to which we have established provisions, we are able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.

Comment 6

We note the response to comment 3 in your response letter dated April 29, 2013 as well as your responses to comments 21 and 22 in your response letter dated September 10, 2012. Please revise your disclosure in future filings to clearly describe how you evaluate whether both a provision and a contingent liability can arise from the same set of circumstances and clearly indicate that, with the exception of certain limited situations, you believe these to be mutually exclusive concepts.

Starting with our Q3 2013 Form 6-K, we will expand our disclosure as follows (additional wording in italics):

The Group makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. If any of those conditions is not met, such matters result in contingent liabilities. Consequently, a matter arising from a single set of circumstances results in either a provision or a contingent liability, but not both, except in limited cases (for example, where two separate matters arise from the same set of circumstances).

CONFIDENTIAL TREATMENT REQUESTED BY UBS AG	UBS AG

Form 20-F for the Fiscal Year Ended

December 31, 2012 Filed March 14, 2013

Form 6-K filed April 30, 2013

Responses dated February 28, 2013 & April 29, 2013

File No. 001-15060

16 September 2013

Comment 7

We note your disclosure at the top of page 376 explaining the reasons that you do not believe an aggregate estimate for your litigation, regulatory and similar matters as a class of contingent liabilities is practicable. Given the response to comment 22 in your response letter dated September 10, 2012 that you are able to estimate the possible financial effects beyond the level of current reserves established for certain cases but not others, we believe that this fact should be disclosed along with your estimate of the possible financial effects, which may be aggregated for all of the litigation matters for which you are able to make such an estimate. Such aggregated disclosure should mitigate your concern that providing these estimates could seriously prejudice your position in these matters. Alternatively, and if true, you could include a statement that the possible financial effects beyond the level of current reserves established would not have a material impact on your statement of financial condition, operations and cash flows. Please provide us with your proposed disclosure, and tell us whether aggregation of such amounts by business division is practicable.

As you have noted, we have explained in our litigation note the reasons for our conclusion that it is not practicable to provide an aggregate estimate of the possible financial effects of litigation, regulatory and similar matters as a class of contingent liabilities. For certain individual cases, such an estimate would be possible but for most if not all cases its disclosure would be seriously prejudicial. As you suggest, this risk may be mitigated by presenting an aggregate disclosure of the total estimate for all matters for which such estimation is practicable, provided that we do not specify which matters are included or excluded. While such an estimate would likely be practicable, the possibility of a serious prejudicial effect would be magnified if we were to disclose a breakdown of such an aggregate estimate by reporting segment. Certain segments are subject to only one or a very small number of major cases, a fact that will be made very apparent if we provide a divisional breakdown for the significant matters as your Comment 8 suggests.

Although it is possible to make the suggested aggregate disclosure at Group level, we continue to believe that this could be misconstrued by investors, analysts, or other users (such as journalists). We would have to disclose that the estimate pertains to a subset of matters to which we are exposed, but it would not be possible to provide a meaningful indication of the scope or significance of the excluded subset, which would likely include many of our potentially more significant matters. Users could falsely assume (despite including cautionary wording) that certain matters are within (or excluded from) the scope of the disclosed estimate. It is important to note that certain analysts and journalists have expressed their own views concerning the exposure of UBS and other financial institutions to significant matters such as RMBS/loan putbacks and LIBOR. While we do not necessarily agree with the assessments or the methodologies employed in the analyses that have been published, we are concerned that our disclosure of an aggregate estimate covering an unspecified subset of matters may lead to analyses that are even more misleading, rather than better informed.

In order to further emphasize the potential significance of our exposure to litigation, regulatory and similar matters without such an estimate, however, we would be willing to add the wording italicized below to the last paragraph of the introduction to our litigation note:

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in Note 17a above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require us to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although we therefore cannot provide a numerical estimate of the future losses that could arise from the class of litigation, regulatory and similar matters, we can confirm that management

CONFIDENTIAL TREATMENT REQUESTED BY UBS AG	UBS AG

Form 20-F for the Fiscal Year Ended

December 31, 2012 Filed March 14, 2013

Form 6-K filed April 30, 2013

Responses dated February 28, 2013 & April 29, 2013

File No. 001-15060

16 September 2013

believes that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions.

Comment 8

We note the response to comment 2 in your response letter dated April 29, 2013. Please confirm that you will disclose this information in future filings in order to provide a link between the segment level provision rollforward presented on page 376 and the narrative discussion of the 18 matters discussed below that table.

Starting with our Q3 2013 Form 6-K, we will disclose the allocation of each of the matters described in our note on Litigation, regulatory and similar matters to the relevant reporting segment(s), in order to provide a link to the reporting segment level provision rollforward that we already present.

Comment 9

We note the response to comment 23 in your response letter dated September 20, 2012. It appears from your response that you rely on the exception in paragraph 92 of IAS 37 on a regular basis as rationale for not disclosing certain facts related to litigation and regulatory matters. Again, we point out that this exemption should be used in extremely rare cases, and that when it is used you are still obligated to disclose certain information related to the general nature of the dispute(s) together with the fact that, and reason why, the information has not been disclosed. Therefore, we again ask that you tell us and revise future filings to explicitly identify the matters to which you are applying the prejudicial exemption, and state, on a case-by-case basis, the general nature of the dispute(s), the type of information that has been omitted, and reason(s) why this information has not been disclosed. Please provide us with your proposed disclosures.

In our disclosure, we have attempted to be as precise as we can be, short of seriously prejudicing our position in the matters disclosed, concerning the provisioning status of the matters we describe. Any information omitted based on the paragraph 92 exception relates solely to the provisioning status and amounts; all other material aspects of the disputes are disclosed. The result has been that our disclosed matters can now be divided conceptually into four categories: (1) matters for which we disclose the provision amount; (2) matters for which we disclose the fact that we have established a provision but not its size; (3) matters for which we have established a provision but do not disclose whether we have or have not done so; and (4) matters for which we have not established a provision. Taking these four categories in turn:

(1)	We are not applying the prejudicial exemption to our provisioning disclosure for these matters.

(2)	With respect to these matters, we say in the introductory wording above the case descriptions: “In the case of certain matters below, we state that we have established a provision …. When we make this statement and we expect the amount of a provision to prejudice seriously our position with other parties in the matters, because it would reveal what UBS believes to be the probable and reliably estimable outflow, we do not disclose that amount.” This wording explains the type of information that has been omitted and the reason for the omission. We do not believe it would be more compliant or useful to investors to replicate this explanation within the description of each matter to which it applies, since the applicability of the wording to the matters is already evident.

(3)

and (4) We do not make a distinction between these two categories in our disclosure. If we did, that would indicate which cases have (undisclosed) provisions, information that we believe to be seriously prejudicial as to these cases. Accordingly, there is no statement within the related matter descriptions concerning the existence or non-existence of provisions. In the introductory wording above the case descriptions, we explain this by saying “With respect to the matters for which we do not state whether we have established a provision, either (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard, or (b) we have established a provision but

CONFIDENTIAL TREATMENT REQUESTED BY UBS AG	UBS AG

Form 20-F for the Fiscal Year Ended

December 31, 2012 Filed March 14, 2013

Form 6-K filed April 30, 2013

Responses dated February 28, 2013 & April 29, 2013

File No. 001-15060

30 September 2013

expect disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.” Again, we do not believe it would be more compliant or useful to investors to replicate this explanation within the description of each matter to which it applies, since the applicability of the wording to the matters is already evident.

For the reasons stated above, we believe that we are already stating, to the extent possible without serious prejudice, which matters are subject to the prejudicial exemption, the type of information that has been omitted (for categories (2) and (3), information as to the existence or amount of provisions) and the reasons for the non-disclosure. The general nature of the disputes is set out in the case of each disclosed matter, regardless of its provisioning status.

6. Claims related to sales of residential mortgage-backed securities and mortgages, page 377

Comment 10

We note the responses to comment 21 from your letter dated February 28, 2013 and comment 4 from your letter dated April 29, 2013. Please provide us with a more detailed analysis regarding the specific legal strategy you referred to in your April 29, 2013 response for which you requested confidential treatment.

*** CONFIDENTIAL TREATMENT REQUESTED UNDER RULE 83 ***

CONFIDENTIAL TREATMENT REQUESTED BY UBS AG	UBS AG

Form 20-F for the Fiscal Year Ended

December 31, 2012 Filed March 14, 2013

Form 6-K filed April 30, 2013

Responses dated February 28, 2013 & April 29, 2013

File No. 001-15060

30 September 2013

*** CONFIDENTIAL TREATMENT REQUESTED UNDER RULE 83 ***

Note 31 – Equity participation and other compensation plans, page 428

Deferred Contingent Capital Plan (DCCP), page 429

Comment 11

We note your disclosure herein as well as on page 290 regarding the issuance of deferred compensation awards under the DCCP during 2012. Please confirm that the fair value of these awards is re-measured at each balance sheet date, and clarify how the fair value of such awards is determined. In this respect, describe the significant assumptions used and specifically explain how the contingent interest payments (which are contingent on achieving pre-tax profit in a given period) are factored into your fair value determination.

The Deferred Contingent Capital Plan (“DCCP”) is modeled on a notional bond and we consider the principal component of the DCCP to be a deferred cash compensation plan that meets the definition of other long-term employee benefits under IAS 19 Employee Benefits (revised June 2011).1 In accordance with IAS 19R.155 the amount recognized as a liability equals the present value of the defined benefit obligation at the end of the reporting period as calculated under the projected unit credit method. As described in IAS 19R.57, the project unit credit method is used to make a reliable estimate of the ultimate cost to the entity of the benefit that employees have earned in return for their service. Under this methodology, we confirm that DCCP awards are re-measured at each balance sheet date based on the measurement requirements of IAS 19R, as described therein.

As a notional bond, the DCCP consists of principal and interest components. Generally, the principal component of DCCP awards vests after five years provided a trigger event, as described in our financial statements on page 290, does not occur, and the relevant employees do not otherwise forfeit the award, e.g. due to termination. The principal component of awards granted to members of our Group Executive Board (“GEB”) contains an additional performance condition based on profitability. Vesting and payment of the

[1]	Refer to IAS 19R.8 for the definition of other long-term employee benefits.

CONFIDENTIAL TREATMENT REQUESTED BY UBS AG	UBS AG

Form 20-F for the Fiscal Year Ended

December 31, 2012 Filed March 14, 2013

Form 6-K filed April 30, 2013

Responses dated February 28, 2013 & April 29, 2013

File No. 001-15060

30 September 2013

interest component of DCCP awards occurs on an annual basis and is contingent on continued vesting of the principal component as well as UBS having a positive operating profit in the period preceding vesting. Because the vesting and payment terms of the principal and interest components of DCCP awards are different, UBS has determined that the obligation for these components should be recognized and measured separately, pursuant to IAS 19R.155.

The present value of the obligation with respect to the principal component of the award is measured at each balance sheet date by taking into consideration the probable outcome of the trigger conditions and employee service conditions. Our assessment of the probable outcome of the trigger conditions is based on an analysis of our current phase-in Basel III Common Equity Tier 1 ratio and considers the current market environment, as well as the performance of the bank in the current period and expected future results. The probable outcome of the employee service conditions is based on historic experience with respect to forfeiture of deferred compensation awards. Our estimates are reviewed quarterly and adjusted as deemed appropriate. We recognize compensation expense for the principal component on a straight-line basis over the 5-year vesting term.

When measuring the present value of the obligation with respect to the GEB members’ principal component as well as interest payments for all plan participants, we consider whether UBS is expected to be profitable in the performance year. Our assessment is based on projected performance and is reviewed throughout the year based on an analysis of actual performance compared to plan. We recognize compensation expense for each interest payment in the specified performance and service period for that payment, that is, compensation expense related to year 1 interest is recognized on a straight line basis over year 1, compensation expense related to year 2 interest is recognized on a straight line basis over year 2, etc.

Form 6-K filed April 30, 2013

Notes to the interim consolidated financial statements

Note 1 – Basis of accounting, IFRS 10 Consolidated Financial Statements, page 87

Comment 12

We note that upon the adoption of IFRS 10 on January 2, 2013 you consolidated certain entities that previously were not consolidated and deconsolidated certain entities that were previously consolidated. Please address the following:

•	For each entity (or type of entity) that was newly consolidated or deconsolidated as a result of the adoption of IFRS 10, summarize the key factors that were considered in reaching your conclusion to consolidate/deconsolidate those entities and cite the specific guidance in IFRS 10 that you relied upon in forming your conclusion.

To implement IFRS 10 we assessed UBS’s relationship with entities to determine if we exercised control as defined in IFRS 10 (paragraphs 6-7 and the related application guidance in Appendix B). In accordance with IFRS 10, our assessment considered whether we had:

a)	power over the entity;

b)	exposure or rights to variable returns from our involvement with the entity; and

c)	the ability to use our power over the entity to affect the amount of our returns.

CONFIDENTIAL TREATMENT REQUESTED BY UBS AG	UBS AG

Form 20-F for the Fiscal Year Ended

December 31, 2012 Filed March 14, 2013

Form 6-K filed April 30, 2013

Responses dated February 28, 2013 & April 29, 2013

File No. 001-15060

30 September 2013

Where all three elements were present we concluded that we controlled the entity and where any of these elements did not exist, we concluded that we did not control the entity. In the majority of cases our assessment resulted in no change to the consolidation status of the entity. However, for the entity types described below, our assessment resulted in a change to the consolidation status of the entity.

Entity types consolidated upon adoption of IFRS 10

UBS managed investment funds: We newly consolidated certain investment funds managed by our Global Asset Management business segment. UBS is the investment manager for these funds, we receive market-based management fees and we have a pro-rata investment in these funds. For these funds, the investment decisions are deemed to be the relevant activity of the entity and, as investment manager, UBS is considered the key decision maker. Our analysis focused on whether UBS used its decision making power in a principal or agency capacity and we considered our aggregate economic exposure from our involvement with these entities, the scope of our decision making authority and the substance of any decision making rights held by investors. In performing our assessment, UBS applied the IFRS 10 guidance in paragraphs B58-B72 and the related examples 13–14C in Appendix B, referring to the examples as a guide for weighting these factors. For these UBS managed investment funds, we determined that the magnitude of UBS’s economic interest outweighed the strength of any removal rights and was sufficient to conclude that UBS’s power was in a principal capacity and that UBS controlled these entities.

Client investment entities with call rights: We newly consolidated certain entities that were created to provide clients with specified investment exposures. UBS has a total return swap with each of these entities and also holds a contingently exercisable call option allowing UBS to call the assets at par and to liquidate the entity. UBS has exposure to variable returns, but not the majority exposure. There are no other relevant activities of the entity and all other decisions in the entity have been predetermined. In accordance with the IFRS 10 guidance in paragraph B53 and example 11 in Appendix B, we concluded that UBS’s contingent rights gave it power over the relevant activities of the entity at the only time that such decision making authority would apply. UBS has power, exposure to variable returns and the ability to use its power to affect its returns and, consequently, we determined that UBS controlled these client investment entities with call rights.

Entity types deconsolidated upon adoption of IFRS 10

Credit protection entities: We deconsolidated certain entities from which UBS has purchased credit protection, including referenced-linked-note entities and credit-linked-note entities. In accordance with the IFRS 10 guidance in paragraphs BC65-67, as a purchaser of protection, UBS is a creator of variability and is not exposed to the entity’s performance, so our involvement does not give rise to a variable return as defined in paragraph 15 of IFRS 10. As UBS does not have this element of control, we determined that UBS did not control these credit protection entities, resulting in deconsolidation.

Client investment entities: We deconsolidated certain entities to which UBS has issued its own debt. In accordance with the IFRS 10 guidance in paragraphs BC65-67, UBS is a creator of variability and is not exposed to the entity’s performance, so our involvement does not give rise to a variable return as defined in paragraph 15 of IFRS 10. As UBS does not have this element of control, we determined that UBS did not control these client investment entities, resulting in deconsolidation.

Trust preferred securities entities: The Trust Preferred Securities (“TPS”) entities issue perpetual instruments, subject to an issuer call option, and the only assets in the entities are callable subordinated notes issued by UBS. UBS can determine whether or not a coupon is paid on the TPS and can also liquidate the entity by exercising its issuer call option. In accordance with the IFRS 10 guidance in paragraphs BC65-67, UBS is a creator of variability and is not exposed to the entity’s performance. Further, the funding benefit

CONFIDENTIAL TREATMENT REQUESTED BY UBS AG	UBS AG

Form 20-F for the Fiscal Year Ended

December 31, 2012 Filed March 14, 2013

Form 6-K filed April 30, 2013

Responses dated February 28, 2013 & April 29, 2013

File No. 001-15060

30 September 2013

received does not expose UBS to risk from the performance of the entity. As such, our involvement did not give rise to a variable return as defined in paragraph 15 of IFRS 10. As UBS did not have this element of control, we determined that UBS did not control these trust preferred securities entities, resulting in deconsolidation.

Synthetic fund platform entities: These entities were created to provide investors with a specified index or other 3rd party referenced return. The specified referenced return is generated through a total return swap with UBS, whereby UBS receives returns from a pool of liquid equity securities (that act as collateral for the entity) and pays the specified referenced return to the entity, which aligns the cash flows of the entity’s collateral assets with the investors’ desired return profile. UBS also has the ability to borrow and/or replace the collateral assets of these entities at fair value within specified constraints. The ability to borrow or replace the collateral assets at fair value is highly constrained and cannot result in a significant change in the risk profile that the entity was designed to create or the variability to which investors are exposed. As the investors’ desired return profile is based on a specified index or other 3rd party referenced return, the activities in the entity, including collateral management activities, are administrative by nature and are not considered relevant activities because they do not significantly affect the entity’s returns (see Appendix A and paragraphs B11-13 of IFRS 10). Consequently, we concluded that we did not have power, and therefore, did not control these entities, resulting in deconsolidation.

Securitization entities: We deconsolidated certain securitization entities where UBS was involved in the establishment of the entity, holds a majority of the equity tranche, but does not have any substantive decision making rights. In accordance with the IFRS 10 guidance in paragraph B14, to have power an investee must have existing rights that give it the current ability to direct the relevant activities. This is further clarified in the IFRS 10 guidance in paragraph B51, which states that being involved in the design of an entity alone is not sufficient to give an investor control. For these entities, the relevant activities generally relate to the management of defaulting assets. UBS’s equity interests do not provide it with voting rights or the ability to remove the third party servicer, which manages any defaulted assets, and there are no other contractual arrangements which provide UBS with the ability to make decisions. Consequently, we determined that we did not have power over such entities and therefore did not control these entities, resulting in deconsolidation.

•	Revise your disclosure in future filings to clarify how you applied the transition provisions set forth in paragraphs C4 – C6 of IFRS 10.

UBS applied IFRS 10 retrospectively in accordance with the provisions set forth therein. We will repeat and enhance our transition disclosure relating to the adoption of IFRS 10 in our 2013 Form 20-F, as requested.

CONFIDENTIAL TREATMENT REQUESTED BY UBS AG	UBS AG

Form 20-F for the Fiscal Year Ended

December 31, 2012 Filed March 14, 2013

Form 6-K filed April 30, 2013

Responses dated February 28, 2013 & April 29, 2013

File No. 001-15060

30 September 2013

With respect to the deconsolidation of certain entities that issue preferred securities, explain how you determined that the subordinated notes (with the exception of CHF 1.2 billion classified as a liability) should be classified as “equity attributable to preferred note holders”. In this regard, provide a detailed analysis explaining why you believe equity classification is appropriate for these instruments and explain how you determined that the equity and profit associated with these instruments should be presented outside of that which is attributable to UBS shareholders. Please also provide references to the relevant authoritative literature.

As noted above, we deconsolidated the TPS entities upon adoption of IFRS 10 and, as a result, the subordinated notes issued by UBS to those entities are now recognized on our Group consolidated balance sheet. With the exception of CHF 1.2 billion classified as a liability, the subordinated notes issued by UBS are considered to be equity instruments, consistent with the relevant definition in IAS 32.11. These subordinated notes do not meet the definition of a liability because they include no contractual obligation to deliver cash or other financial instruments, or to exchange financial assets or financial liabilities under conditions that are potentially unfavorable to UBS (refer to IAS 32.15-16). These subordinated notes are perpetual instruments and are not subject to any mandatory redemption provisions. Interest payments are at the sole discretion of UBS, although they become mandatorily payable on the occurrence of certain events that are within UBS’s control (e.g. payment of a UBS ordinary dividend or redemption of a UBS parity subordinated note). In addition, the issuer call option is exercisable at UBS’s sole discretion and thereby does not impose a contractual obligation on UBS to deliver cash.

Although the subordinated notes are equity instruments of UBS, they do not convey to the holder any voting or profit participation rights and they are senior to ordinary equity shares in liquidation priority. Consequently, we do not consider it appropriate to classify these subordinated notes as a component of “Total equity attributable to UBS shareholders”, but within a separate class of equity. By separately presenting amounts attributable to the subordinated note holders and amounts attributable to UBS shareholders, our disclosure is consistent with IAS 1.106 (which requires the statement of changes in equity to include “total comprehensive income for the period, showing separately the total amounts attributable to owners of the parent and to non-controlling interests”). We believe this presentation best reflects the fundamental differences in the characteristics of both instruments.

We appreciate the opportunity to provide you with this additional information. If you wish to discuss any of our responses or require further information, please do not hesitate to contact either Todd Tuckner at +1 203 719 0381 (todd.tuckner@ubs.com) or Alex Brougham at +44 207 567 7425 (alex.brougham@ubs.com).

Very truly yours,

UBS AG

/s/ Tom Naratil	/s/ Todd Tuckner
Tom Naratil	Todd Tuckner
Group CFO	Group Finance COO